SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF NOVEMBER 2008

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: November 6, 2008

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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

             EZCHIP INCREASES PROFITABILITY, WITH REVENUES EXCEEDING
                        $9 MILLION IN THIRD QUARTER 2008

     YOKNEAM, ISRAEL, November 6, 2008 - EZchip Semiconductor Ltd. (NASDAQ:
EZCH) (formerly LanOptics Ltd.), a provider of network processors, today announced its results for the third quarter ended September 30, 2008.

     THIRD QUARTER 2008 HIGHLIGHTS:

     o Third quarter revenues increased 72% year-over-year and 13% sequentially, exceeding $9.0 million

     o Gross margin for the quarter reached 61.7% on GAAP basis and 68.9% on non-GAAP basis

     o Net income of $0.8 million on GAAP basis and $2.4 million on non-GAAP basis

     o    Cash position totals $44.4 million at the end of September 2008

     THIRD QUARTER RESULTS:

     TOTAL REVENUES in the third quarter of 2008 were $9.0 million, an increase of 72% compared to $5.2 million in the third quarter of 2007, and an increase of 13% compared to $8.0 million in the second quarter of 2008.

     NET INCOME on a GAAP basis for the third quarter of 2008 was $0.8 million, or $0.03 per share (diluted), compared to a NET LOSS of $0.8 million, or $0.05 loss per share, in the third quarter of 2007, and a NET LOSS of $0.1 million, or $0.01 loss per share, in the second quarter of 2008.

     NET INCOME ON A NON-GAAP BASIS for the third quarter of 2008 was $2.4 million, or $0.09 per share (diluted), compared with non-GAAP net income of $0.4 million, or $0.02 per share (diluted), in the third quarter of 2007, and non-GAAP net income of $1.3 million, or $0.05 per share (diluted), in the second quarter of 2008.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of September 30, 2008, totaled $44.4 million compared to $44.1 million as of June 30, 2008.

     "This quarter marked another quarter of achieving new business and financial milestones. We continue to generate strong top line growth, while reaching record gross margin levels as we steadily enhance our product mix. This quarter also marks our fifth consecutive profitable quarter on a non-GAAP basis, and our first profitable quarter on a GAAP basis, another true achievement in our maturity process," COMMENTED ELI FRUCHTER, CEO OF EZCHIP TECHNOLOGIES. "On the business front, we also saw substantial progress as we completed the testing of our mainstream NP-3 network processor. Both versions of the NP-3 network processor are now in pre-production phase and we expect to see our NP-3 customers moving to volume production in the near future."

     "Looking ahead, we intend to continue to leverage our strong technological expertise, sound product base, and healthy financial position to continue to build and develop the Company, enabling us to drive revenue growth and margin expansion throughout 2009 and beyond," CONCLUDED MR. FRUCHTER.


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


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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

CONFERENCE CALL

     The Company will be hosting a conference call today, November 6, 2008, at 10:00am ET, 07:00am PDT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website, http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

     US Dial-in Number:                     1 888 935 4577;
     International Dial-in Number (US):     +1 718 354 1389;
     Israel Dial-in Number:                 1 809 246 002

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip Semiconductor believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with SFAS 123R, amortization of intangible assets, in-process research and development charge and minority interest in loss of EZchip Technologies. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of EZchip on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F/A FILED ON SEPTEMBER 18, 2008 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                           - FINANCIAL TABLES FOLLOW -

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                        THREE MONTHS ENDED                        NINE MONTHS ENDED
                                         ----------------------------------------------     -----------------------------
                                         SEPTEMBER 30,       JUNE 30,      SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                             2008             2008             2007             2008             2007
                                         ------------     ------------     ------------     ------------     ------------
Revenues                                 $      9,023     $      8,008     $      5,240     $     23,981     $     13,753
Cost of revenues                                2,958            2,835            2,048            8,934            5,634
Amortization of purchased technology              496              479              234            1,586              990
                                         ------------     ------------     ------------     ------------     ------------
Gross profit                                    5,569            4,694            2,958           13,461            7,129

Operating expenses:
Research and development, net                   3,216            3,341            1,945            9,515            6,272
In-process research and development
charge                                              -                -              396            5,125              396
Selling, general and administrative             1,973            1,812            1,470            5,500            4,532
                                         ------------     ------------     ------------     ------------     ------------
Total operating expenses                        5,189            5,153            3,811           20,140           11,200
                                         ------------     ------------     ------------     ------------     ------------
Operating income/(loss)                           380             (459)            (853)          (6,679)          (4,071)
Financial and other income , net                  396              318               68            1,005              131
                                         ------------     ------------     ------------     ------------     ------------
Income/(loss) before minority interest            776             (141)            (785)          (5,674)          (3,940)
                                         ------------     ------------     ------------     ------------     ------------
Minority interest in loss of EZchip
Technologies                                       16                8               17               37              428
                                         ------------     ------------     ------------     ------------     ------------
Net income/(loss)                        $        792     $       (133)    $       (768)    $     (5,637)    $     (3,512)
                                         ============     ============     ============     ============     ============
Net income/(loss) per share:
Basic                                    $       0.03     $      (0.01)    $      (0.05)    $      (0.25)    $      (0.22)

Diluted                                  $       0.03     $      (0.01)    $      (0.05)    $      (0.25)    $      (0.22)

Weighted average shares used in per
share calculation:

Basic                                      23,337,336       23,336,718       16,301,375       22,934,305       15,932,795

Diluted                                    23,400,877       23,336,718       16,301,375       22,934,305       15,932,795
                                         ------------     ------------     ------------     ------------     ------------

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                 THREE MONTHS ENDED                          NINE MONTHS ENDED
                                                   ----------------------------------------------     ----------------------------
                                                   SEPTEMBER 30,       JUNE 30,      SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,
                                                       2008             2008             2007             2008            2007
                                                   ------------     ------------     ------------     ------------    ------------
GAAP GROSS PROFIT                                  $      5,569     $      4,694     $      2,958     $     13,461    $      7,129
Stock-based compensation                                     32               32                7               84              24
Amortization of purchased tangible &
intangible assets                                           612              586              264            2,161           1,094
                                                   ------------     ------------     ------------     ------------    ------------
NON-GAAP GROSS PROFIT                              $      6,213     $      5,312     $      3,229     $     15,706    $      8,247
                                                   ============     ============     ============     ============    ============

GAAP gross profit as percentage of revenues                61.7%            58.6%            56.5%            56.1%           51.8%
                                                   ------------     ------------     ------------     ------------    ------------
Non-GAAP gross profit as percentage of revenues            68.9%            66.3%            61.6%            65.5%           60.0%
                                                   ============     ============     ============     ============    ============

GAAP OPERATING EXPENSES                            $      5,189     $      5,153     $      3,811     $     20,140    $     11,200
Stock-based compensation:
    Research and development                               (430)            (430)             (99)          (1,166)         (1,070)
    Selling, general and administrative                    (431)            (299)            (324)            (964)         (1,085)
Amortization of purchased intangible assets:
    In-process research and development charge                -                              (396)          (5,125)           (396)
    Selling, general and administrative                    (118)            (120)              (9)            (356)            (26)
                                                   ------------     ------------     ------------     ------------    ------------
NON-GAAP OPERATING EXPENSE                         $      4,210     $      4,304     $      2,983     $     12,529    $      8,623
                                                   ============     ============     ============     ============    ============

GAAP OPERATING INCOME/(LOSS)                       $        380     $       (459)    $       (853)    $     (6,679)   $     (4,071)
                                                   ------------     ------------     ------------     ------------    ------------
NON-GAAP OPERATING INCOME/(LOSS)                   $      2,003     $      1,008     $        246     $      3,177    $       (376)
                                                   ============     ============     ============     ============    ============

GAAP NET INCOME/(LOSS)                             $        792     $       (133)    $       (768)    $     (5,637)   $     (3,512)
Stock-based compensation                                    893              761              430            2,214           2,179
Amortization of purchased assets and discount
on long-term loan                                           730              706              344            2,517           1,315
In-process research and development charge                    -                -              396            5,125             396
Minority interest in loss of EZchip
Technologies                                                (16)              (8)             (17)             (37)           (428)
                                                   ------------     ------------     ------------     ------------    ------------
NON-GAAP NET INCOME/(LOSS)                         $      2,399     $      1,326     $        385     $      4,182    $        (50)
                                                   ============     ============     ============     ============    ============

Non-GAAP net income/(loss) per share - Diluted     $       0.09     $       0.05     $       0.02     $       0.16    $      (0.00)
Non-GAAP weighted average shares - Diluted*          23,547,840       23,459,692       16,419,404       23,022,404      15,932,795

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with SFAS 123R.

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                   SEPTEMBER 30,    DECEMBER 31,
                                                       2008             2007
                                                    ---------        ---------
                                                   (UNAUDITED)       (AUDITED)

ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities    $  44,414        $  42,628
Trade receivables, net                                  5,445            2,877
Other receivables                                         953            1,180
Inventories                                             3,197            3,109
                                                    ---------        ---------
Total current assets                                   54,009           49,794

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net              51              148
Severance pay fund                                      3,478            2,640
                                                    ---------        ---------
Total long-term investments                             3,529            2,788
PROPERTY AND EQUIPMENT, NET                               307              394

Goodwill                                               96,276           49,533
Intangible assets, net                                  7,308            2,736
                                                    ---------        ---------
TOTAL ASSETS                                        $ 161,429        $ 105,245
                                                    =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                      $     792        $     254
Other payables and accrued expenses                     4,230            3,524
                                                    ---------        ---------
Total current liabilities                               5,022            3,778

LONG TERM LIABILITIES:
Accrued severance pay                                   4,352            3,272

EMPLOYEE STOCK OPTIONS IN EZCHIP TECHNOLOGIES           2,623            2,141
PREFERRED SHARES IN EZCHIP TECHNOLOGIES                     -           23,770

SHAREHOLDERS' EQUITY:
Share capital                                             134              106
Additional paid-in capital                            246,586          162,233
Accumulated other comprehensive loss                   (1,607)             (11)
Accumulated deficit                                   (95,681)         (90,044)
                                                    ---------        ---------
Total shareholders' equity                            149,432           72,284
                                                    ---------        ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 161,429        $ 105,245
                                                    =========        =========